                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           RenaissanceRe Holdings Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, U.S. $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G7496G103
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7496G103

--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

            JAMES N. STANDARD

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]

      (b)   [ ]

3.    SEC Use Only _____________________________________________________________

4.    Citizenship or Place of Organization

   USA
                 5.  Sole Voting Power

                      5,147,387(1)
Number of
 Shares          6.  Shared Voting Power
Beneficially
  Owned by            301,726(2)
  Each
Reporting        7.  Sole Dispositive Power
 Person
  With                5,147,387(1)

                 8.  Shared Dispositive Power

                       301,726(2)

-------------

(1) Includes 2,647,387 shares of RenaissanceRe Holdings Ltd. Common Stock owned directly by Mr. Stanard and options to purchase 2,500,000 shares of RenaissanceRe Holdings Ltd. exercisable on or within 60 days of December 31, 2005.

(2) The shares indicated are shares of RenaissanceRe Holdings Ltd. Common Stock held by Ardshield Associates LP (a family limited partnership) and the Stanard Family Foundation. Ardshield Associates LP holds 185,826 shares of RenaissanceRe Holdings Ltd. Common Stock. Ardshield Corporation is the general partner of the partnership and Mr. Stanard's spouse holds 51% of the voting and dispositive power as to these shares with the remaining 49% held by for two trusts benefiting the Stanard children for which Mrs. Stanard acts as Trustee. The Stanard Family Foundation owns 115,900 shares of RenaissanceRe Holdings Ltd. Common Stock. Mr. Stanard has 30% of the voting and dispositive power for these shares, and the remaining 70% is held by his spouse and two children.

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,449,113

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

                  7.6%(3)

12.   Type of Reporting Person (See Instructions)

                  IN

-------------

(3) Based on 71,546,810 shares of RenaissanceRe Holdings Ltd. Common Stock outstanding as of the close of business on February 17, 2006, as indicated in RenaissanceRe Holdings Ltd.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and filed March 3, 2006.

ITEM 1.

      (a)   Name of Issuer:

            RENAISSANCERE HOLDINGS LTD.

      (b)   Address of Issuer's Principal Executive Offices:

            RENAISSANCE HOUSE
            8-20 EAST BROADWAY
            PEMBROKE HM 19 BERMUDA

ITEM 2.

      (a)   Name of Person Filing:

            JAMES N. STANARD

      (b)   Address of Principal Business Office or, if none, Residence:

            48 PAR-LA-VILLE RD., SUITE 795
            HAMILTON BERMUDA HM 11

      (c)   Citizenship:

            USA

      (d)   Title of Class of Securities:

            COMMON STOCK, U.S. $1.00 PAR VALUE

      (e)   CUSIP Number:

            G7496G103

ITEM 3.

      NOT APPLICABLE AS THIS SCHEDULE 13(G) IS FILED PURSUANT TO RULE 13d-1(c).

ITEM 4.  OWNERSHIP

If the percent of the class owned, as of December 31 of the year covered by this statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)   Amount Beneficially Owned:

            SEE THE RESPONSE TO ITEM 9 ON THE ATTACHED COVER PAGE.

      (b)   Percent of Class:

            SEE THE RESPONSE TO ITEM 11 ON THE ATTACHED COVER PAGE.

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                  SEE THE RESPONSE TO ITEM 5 ON THE ATTACHED COVER PAGE.

            (ii)  Shared power to vote or to direct the vote:

                  SEE THE RESPONSE TO ITEM 6 ON THE ATTACHED COVER PAGE.

            (iii) Sole power to dispose or to direct the disposition of:

                  SEE THE RESPONSE TO ITEM 7 ON THE ATTACHED COVER PAGE.

            (iv)  Shared power to dispose or to direct the disposition of:

                  SEE THE RESPONSE TO ITEM 8 ON THE ATTACHED COVER PAGE.

ITEM  5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  NOT APPLICABLE.

ITEM  6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employees benefit plan, pension fund or endowment fund is not required.

            AS OF DECEMBER 31, 2005, ARDSHIELD ASSOCIATES LP (A FAMILY PARTNERSHIP) IS THE OWNER OF RECORD OF 185,826 SHARES OF RENAISSANCERE HOLDINGS LTD. COMMON STOCK AND THE STANARD FAMILY FOUNDATION IS THE OWNER OF RECORD OF 115,900 SHARES OF RENAISSANCERE HOLDINGS LTD. COMMON STOCK. MR. STANARD MAY BE DEEMED TO BENEFICIALLY OWN THE COMMON STOCK OWNED BY THESE ENTITIES AS A RESULT OF THE DIRECT OR INDIRECT POWER TO VOTE OR DISPOSE OF SUCH STOCK. THESE INTERESTS DO NOT RELATE TO MORE THAN FIVE PERCENT OF THE CLASS.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  NOT APPLICABLE.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  NOT APPLICABLE.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  NOT APPLICABLE.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

                                           March  9, 2006
                                           -------------------------------------
                                           Date

                                           /s/ James N. Stanard
                                           -------------------------------------
                                           Signature

                                           James N. Stanard
                                           -------------------------------------
                                           (Name/Title)